RADVISION
PRESS RELEASE

Corporate Contact:	Investor Relations:
Adi Sfadia	June Filingeri
Chief Financial Officer	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 203-972-0186
cfo@radvision.com	junefil@optonline.net

RADVISION REPORTS BETTER THAN FORECASTED RESULTS
FOR THIRD QUARTER OF 2010

- Revenues are $24.5 Million -
- Operating Income is $0.5 Million; Non-GAAP Operating Income is $1.6 Million -
- GAAP EPS is $0.02; Non-GAAP EPS is $0.08 -

TEL AVIV, October 28, 2010 – RADVISION® (Nasdaq: RVSN) reported today that revenues for the third quarter of 2010 were $24.5 million, an increase of 20% from $20.4 million in the third quarter of 2009 and above the Company’s forecast.

For the third quarter of 2010, the Company recorded operating income of $0.5 million on a GAAP basis and $1.6 million on a non-GAAP basis, which excludes amortization of purchased intangibles and stock-based compensation expense.  For the third quarter of 2009, operating income was $1.4 million on a GAAP basis and $2.5 million on a non-GAAP basis excluding stock-based compensation expense.

Net income for the third quarter of 2010 was $0.3 million, or $0.02 per diluted share.  On a non-GAAP basis, net income was $1.6 million, or $0.08 per diluted share. This excludes $0.5 million of expense for amortization of purchased intangibles related to the acquisition of certain assets of Aethra group, $0.6 million for the effects of stock-based compensation expense in accordance with ASC 718 (previously SFAS 123R) and a loss of $0.2 million due to the other than temporary impairment of certain Auction Rate Securities. The total amount excluded for non-GAAP purposes was $1.3 million, equivalent to $0.06 per diluted share.

For the third quarter of 2009, net income was $1.2 million, or $0.06 per diluted share, on a GAAP basis, and $2.5 million, or $0.13 per diluted share, on non-GAAP basis. This excludes stock-based compensation expense of $1.0 million and a loss of $0.3 million due to the other than temporary impairment of certain Auction Rate Securities, with the total of $1.3 million equivalent to $0.07 per diluted share.

For the third quarter of 2010, total revenues consisted of $20.7 million for the Video Business Unit or VBU (formerly the Networking Business Unit or NBU) and $3.9 million for the Technology Business Unit (TBU).  This compares with $15.6 million for the VBU and $4.8 million for the TBU reported in the third quarter of 2009.

The Company’s forecast for the third quarter of 2010, presented on August 4, was for revenues of $24.0 million (consisting of VBU revenues of $20.0 million and TBU revenues of $4.0 million), non-GAAP operating income of $0.6 million and non-GAAP net income of $0.5 million or $0.02 per diluted share.

For the first nine months of 2010, revenues were $68.6 million, the operating loss was $4.3 million and the net loss was $4.8 million, or $0.25 per diluted share. This compares with revenues of $58.3 million, operating income of $0.5 million and net income of $0.8 million, or $0.04 per diluted share, in the first nine months of 2009.

On a non-GAAP basis, the Company had operating income of $1.7 million and net income of $1.5 million or $0.07 per diluted share for the first nine months of 2010. This compares with operating income of $3.8 million and net income of $4.6 million or $0.24 per diluted share for the first nine months of 2009.  Non-GAAP amounts in the first nine months of 2010 exclude $2.8 million of one-time expenses and $1.3 million of amortization expense related to the acquisition of the Aethra assets, $1.8 million for the effects of stock-based compensation expense and a loss of $0.3 million due to the other than temporary impairment of certain Auction Rate Securities. The total amount excluded for non-GAAP purposes in the first nine of 2010 was $6.2 million, equivalent to $0.32 per diluted share. Non-GAAP amounts in the first nine months of 2009 exclude the effect of stock-based compensation expense of $3.3 million and a loss of $0.6 million due to the write-down of certain Auction Rate Securities, with the total of $3.8 million equivalent to $0.20 per diluted share.

The reconciliation between GAAP net income and Non-GAAP net income is provided in the tables at the end of this release.

The Company ended the third quarter of 2010 with approximately $115.5 million in cash and liquid investments, equivalent to $5.99 per basic share, a decrease of $6.8 million from June 30, 2010. The decrease reflects the use of $7.1 million for a cash self-tender offer for 5% of the company’s shares, completed September 7, 2010, and $0.7 million used for capital expenditures offsetting $1.0 million generated by operating activities and $0.1 million received from the exercise of options.

Boaz Raviv, Chief Executive Officer, commented: “Our third quarter results were better than expected due to the very strong performance of our Video Business Unit.  Our VBU revenues grew 32% over the third quarter of 2009, more than overcoming the as-expected 21% step-down in revenues from Cisco.

“Driving our VBU growth was the continued market success of our SCOPIA infrastructure platform, which we continue to advance, combined with our successful introduction of endpoints at the beginning of this year, which has transformed RADVISION into an end-to-end video solution provider.

“Our third quarter revenues from endpoints were double those of the second quarter of 2010 as we benefited from the first full quarter of sales of our SCOPIA XT1000 high definition room conferencing system. When combined with sales of our SCOPIA VC240 all-in-one desktop solution, our total endpoint revenues reached 21% of VBU revenues in the third quarter.  Our Technology Business Unit played a critical role in the development of our endpoints.

“Our new position as an end-to-end video solution provider has enabled us to deepen our relationships with current reseller partners as well as expand and diversify our channel in both developed and emerging markets globally.

Mr. Raviv concluded: “The continued execution of our strategy in the third quarter of 2010 produced important and tangible results.  This is a time of enormous opportunity in the video market. We remain fully focused on moving quickly to seize it.”

Guidance
The following statements are forward-looking, and actual results may differ materially.
The Company expects to report revenues for the fourth quarter of 2010 of approximately $26.0 million and net income of approximately $1.2 million or $0.06 per diluted share. This includes stock-based compensation expense in accordance with ASC 718 of $0.6 million and amortization of purchased intangible assets of $0.5 million. Excluding these items, non-GAAP net income for the fourth quarter of 2010 is expected to be $2.2 million or $0.12 per diluted share. That compares to revenues in the fourth quarter of 2009 of $22.7 million and a net loss of $1.5 million, or $0.08 per diluted share. This included stock-based compensation expense of $1.0 million, a deferred tax asset write-down of $4.3 million and acquisition-related costs of $0.6 million.  Excluding the effect of these items, non-GAAP net income for the fourth quarter of 2009 was $4.4 million, or $0.23 per diluted share. (Full details of the Company’s forecast are available on the Company’s web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation
To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit and loss from other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

Third Quarter 2010 Earnings Conference Call/Webcast
RADVISION will hold a conference call to discuss its third quarter 2010 results and fourth quarter outlook, today, Thursday, October 28, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern).  The passcode “RADVISION” will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter.  Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/.  A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on November 4th. To access the replay, please dial 1-800-216-3057 (International dialers may call +1-402-220-3763).

The PowerPoint presentation highlighting key financial metrics as well as the fourth quarter 2010 estimate also will be available in the Investor Relations section of the company’s website. The presentation will be available beginning at 8:00 a.m. (Eastern) on October 28th and will be archived on the website until the end of the third quarter.

About RADVISION
RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders  and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

- TABLES FOLLOW -

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	Unaudited

Revenues	$24,541	$20,429	$68,622	$58,310
Cost of revenues	6,811	4,304	18,098	12,639

Gross profit	17,730	16,125	50,524	45,671

Operating costs and expenses:
Research and development	7,665	6,611	23,118	20,428
Marketing and selling	7,428	6,699	23,150	20,695
General and administrative	1,566	1,369	4,436	4,048
Amortization of purchased intangibles	522	-	1,306	-
Acquisition-related costs	-	-	364	-
Acquisition-related restructuring expenses , net	-	-	2,460	-

Total operating costs and expenses	17,181	14,679	54,834	45,171

Operating income (loss)	549	1,446	(4,310)	500
Financial income, net	329	122	827	1,126

Income (loss) before taxes on income	878	1,568	(3,483)	1,626
Taxes on income	(577)	(408)	(1,308)	(867)

Net income (loss)	$301	$1,160	$(4,791)	$759

Basic net earnings (loss) per Ordinary share	$0.02	$0.06	$(0.25)	$0.04

Weighted Average Number of Shares Outstanding During the Period – Basic	19,286,941	19,431,880	19,440,209	19,475,093

Diluted net earnings (loss) per Ordinary share	$0.02	$0.06	$(0.25)	$0.04
Weighted Average Number of Shares Outstanding During the Period – Diluted	19,358,577	19,666,380	19, 440,209	19,584,769

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Cont.)

U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit or loss from other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

Three months ended
	September 30, 2010			September 30, 2009
(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$ 17,730	$ 22	$ 17,752	$ 16,125	$ 82	$ 16,207
Total operating costs and expenses	$ 17,181	$ (1,071)	$ 16,110	$ 14,679	$ (923)	$ 13,756
Operating income	$ 549	$ 1,093	$ 1,642	$ 1,446	$ 1,005	$ 2,451
Income before taxes on income	$ 878	$ 1,316	$ 2,194	$ 1,568	$ 1,301	$ 2,869
Net income	$ 301	$ 1,316	$ 1,617	$ 1,160	$ 1,301	$ 2,461
Basic net earnings per Ordinary share	$ 0.02	$ 0.06	$ 0.08	$ 0.06	$ 0.07	$ 0.13
Diluted net earnings per Ordinary share	$ 0.02	$ 0.06	$ 0.08	$ 0.06	$ 0.07	$ 0.13

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Three months ended September 30,
	2010	2009
	Unaudited

GAAP net income	$301	$1,160
Share-based compensation	571	1,005
Amortization of purchased intangibles	522	-
Other than temporary impairment of available for sale marketable securities	223	296
Non-GAAP net income	$1,617	$2,461
Non-GAAP diluted net income per Ordinary share	$0.08	$0.13

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Cont.)

U.S. dollars in thousands, except per share data

Nine months ended
	September 30, 2010			September 30, 2009
(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$ 50,524	$ 108	$ 50,632	$ 45,671	$ 260	$ 45,931
Total operating costs and expenses	$ 54,834	$ (5,864)	$ 48,970	$ 45,171	$ (3,030)	$ 42,141
Operating income (loss)	$ (4,310)	$ 5,972	$ 1,662	$ 500	$ 3,290	$ 3,790
Income (loss) before taxes on income	$ (3,483)	$ 6,243	$ 2,760	$ 1,626	$ 3,845	$ 5,471
Net income (loss)	$ (4,791)	$ 6,243	$ 1,452	$ 759	$ 3,845	$ 4,604
Basic net earnings (loss) per Ordinary share	$ (0.25)	$ 0.32	$ 0.07	$ 0.04	$ 0.20	$ 0.24
Diluted net earnings (loss) per Ordinary share	$ (0.25)	$ 0.32	$ 0.07	$ 0.04	$ 0.20	$ 0.24

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Nine months ended September 30,
	2010	2009
	Unaudited

GAAP net income (loss)	$(4,791)	$759
Share-based compensation	1,842	3,290
Amortization of purchased intangibles	1,306	-
Acquisition-related costs	364	-
Acquisition-related restructuring expenses, net	2,460	-
Other than temporary impairment of available for sale marketable securities	271	555
Non-GAAP net income	$1,452	$4,604
Non-GAAP diluted net income per Ordinary share	$0.07	$0.24

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	September 30,	December 31,
	2010	2009
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$18,581	$40,289
Short-term bank deposits *)	50,228	55,352
Short-term marketable securities *)	14,262	4,713
Trade receivables	11,824	11,712
Other accounts receivable and prepaid expenses	6,923	5,552
Inventories	2,218	980

Total current assets	104,036	118,598

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term marketable securities *)	32,381	25,699
Long-term prepaid expenses	2,055	2,310
Severance pay fund	7,029	6,242
Long-term deferred tax asset	1,533	1,533

Total long-term investments and receivables	42,998	35,784

Property and equipment, net	4,472	4,649

Goodwill	4,748	2,966

Other intangible assets, net	5,404	-

Total assets	$161,658	$161,997

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,131	$1,475
Deferred revenues	7,117	8,064
Accrued expenses and other accounts payable	18,469	12,146

Total current liabilities	29,717	21,685

Accrued severance pay	8,117	7,299

Total liabilities	37,834	28,984

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value	234	234
Additional paid-in capital	148,273	145,998
Treasury stock	(39,794)	(32,970)
Accumulated other comprehensive income	(547)	(842)
Retained earnings	15,658	20,593

Total shareholders' equity	123,824	133,013

Total liabilities and shareholders' equity	$161,658	$161,997

*) Total cash and liquid investments	$115,452	$126,053

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2010	2009
	Unaudited
Cash flows from operating activities:
Net income (loss)	$(4,791)	$759
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,532	2,415
Accrued interest, amortization of premium and accretion of discount on marketable securities and bank deposits, net	(413)	(19)
Amortization of deferred stock compensation	1,842	3,290
Tax benefit relating to loss carryforwards resulting from exercise of stock options	(432)	(402)
Gain on sale of property and equipment	-	(1)
Decrease (increase) in trade receivables, net	(112)	1,642
Increase in other accounts receivable and prepaid expenses	(1,164)	(3,923)
Increase in inventories	(1,138)	(265)
Decrease in long-term prepaid expenses	255	255
Decrease (increase) in deferred tax asset	(134)	239
Increase in trade payables	2,656	(723)
Increase (decrease) in deferred revenues	(947)	658
Increase (decrease) in accrued expenses and other accounts payable	5,147	(2,792)
Accrued severance pay, net	31	(356)

Net cash provided by operating activities	4,332	777

Cash flows from investing activities:
Proceeds from redemption of marketable securities	22,640	23,235
Purchase of marketable securities	(38,335)	(22,901)
Proceeds from withdrawal of bank deposits	36,984	72,556
Purchase of bank deposits	(31,759)	(92,106)
Purchase of property and equipment	(2,049)	(1,511)
Payment for the acquisition of Aethra	(6,984)	-
Proceeds from sale of property and equipment	-	2

Net cash used in investing activities	(19,503)	(20,725)

Cash flows from financing activities:
Purchase of treasury stock	(7,131)	(1,142)
Exercise of options by employees	162	29
Tax benefit related to exercise of stock options	432	402

Net cash used in financing activities	(6,537)	(711)

Decrease in cash and cash equivalents	(21,708)	(20,659)
Cash and cash equivalents at beginning of period	40,289	37,872

Cash and cash equivalents at end of period	$18,581	$17,213

Supplemental disclosure of non-cash flows from investing and financing activities:
Receivables on account of shares	$2	$-